Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. You should read this discussion and analysis in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, as of and for the three months ended March 31, 2023. You should also read this discussion and analysis in conjunction with our audited consolidated financial statements, including the notes thereto, and the section in our annual report on Form 20-F for the year ended December 31, 2022 titled “Item 3. Key Information—D. Risk Factors.”

Our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023, were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The terms “dollar,” “USD” or “$” refer to U.S. dollars. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “GH Research” or “GH,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to GH Research PLC and its consolidated subsidiary.

Overview

We are a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. Our initial focus is on developing our novel and proprietary mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) therapies for the treatment of patients with treatment-resistant depression, or TRD. Mebufotenin was selected as the International Nonproprietary Name (INN) for 5-MeO-DMT by the World Health Organization (WHO) Expert Advisory Panel on the International Pharmacopoeia and Pharmaceutical Preparations.

Our portfolio currently includes GH001, our proprietary inhalable mebufotenin product candidate which is currently delivered via a vaporization device produced by a third party, but for which we are developing a proprietary aerosol delivery device, and GH002, our proprietary intravenous mebufotenin product candidate, and GH003, our proprietary intranasal mebufotenin product candidate. With GH001, we have completed two Phase 1 healthy volunteer clinical trials (GH001-HV-101 and GH001-HV-103), in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in an individualized dosing regimen, or IDR, with intra-subject dose escalation within a single day. We have also completed a Phase 1/2 clinical trial in patients with TRD (GH001-TRD-102). Based on observed clinical activity in the Phase 1 part of the clinical trial, we believe that administration of a single dose of GH001 has the potential to induce ultra-rapid remissions as measured by the Montgomery-Åsberg Depression Rating Scale, or MADRS, in certain patients, driven by the ultra-rapid onset of psychoactive effects (commonly within seconds) and an intense and short-lived (commonly five to 30 minutes) psychoactive experience. Based on observed clinical activity in the Phase 2 part of the trial, we believe that administration of GH001 in an IDR with intra-subject dose escalation within a single day can further increase the MADRS remission rate as compared to a single dose of GH001.

We have incurred losses since inception, including losses of $10.9 million for the three months ended March 31 2023, and losses of $22.5 million and $9.2 million for the years ended December 31, 2022 and 2021, respectively. As of March 31, 2023, we had an accumulated deficit of $43.4 million. We expect to incur significant expenses and operating losses for the foreseeable future as we expand our research and development activities. In addition, our losses from operations may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials, our expenditures on other research and development activities and based on foreign currency translation differences. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

•
continue to develop and conduct clinical trials, including in expanded geographies such as the United States, for GH001, our inhalable mebufotenin product candidate, GH002, our intravenous mebufotenin product candidate, and GH003, our intranasal mebufotenin product candidate for our initial indications and additional indications;

•
continue both the technical development and expansion of our external manufacturing capabilities for our current product candidates GH001, GH002 and GH003 and of the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001;

•	initiate and continue research and development, including nonclinical, clinical, and discovery efforts for any future product candidates;
•	seek to identify additional product candidates;
•
seek regulatory approvals for our product candidates GH001, GH002 and GH003, including the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device, or any other product candidates that successfully complete clinical development;

•
add operational, financial and management information systems and personnel, including personnel to support our product candidate and device development and help us comply with our obligations as a public company;

•	hire and retain additional personnel, such as clinical, quality control, scientific, commercial, sales, marketing and administrative personnel;
•	continue to prepare, file, prosecute, maintain, protect and enforce our intellectual property rights and claims;
•	establish sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure in the future to commercialize various products for which we may obtain regulatory approval;
•	comply with ongoing regulatory requirements for products approved for commercial sale, if ever;
•
adapt to ongoing changes in global economic conditions, including but not limited to continuing inflation, disruptions in global supply chains and labor markets and geopolitical risks and global hostilities, including any direct or indirect economic impacts resulting from Russia’s invasion of Ukraine;

•	acquire or in-license other product candidates, medical devices to deliver our product candidates, and other technologies; and
•	incur increased costs as a result of operating as a public company.

In addition, as we progress toward marketing approval for any of our product candidates, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. We cannot be certain that additional funding will be available on acceptable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back, or discontinue the development and commercialization of one or more of our product candidates or other research and development initiatives, which could have a material adverse effect on our business, results of operations, and financial condition. We will need to generate significant revenue to achieve profitability, and we may never do so.

We are subject to a number of risks comparable to those of other similar companies, including dependence on key individuals; the need to develop product candidates with the required safety and efficacy profile and which support regulatory approval and are commercially viable; competition from other companies, many of which are larger and better capitalized; and the need to obtain adequate additional financing to fund the development of our product candidates.

Business Highlights

GH001

GH001, our proprietary inhalable mebufotenin (5-MeO-DMT) product candidate, is currently being investigated in a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial of GH001 in treatment-resistant depression (TRD) (GH001-TRD-201). We expect to recruit approximately 80 patients for this trial across several European countries. The primary objective is to determine the efficacy of our single-day individualized dosing regimen (IDR) of GH001 compared with placebo in improving depressive symptoms as assessed by the mean change from baseline in Montgomery-Åsberg Depression Rating Scale (MADRS) at the end of the 7-day double-blind phase. The double-blind phase is followed by a 6-month open-label extension phase where all patients can receive treatment with the GH001 IDR as-needed, based on the patient’s clinical status. Further trial design details are described in our corporate presentation, which is available in the investor section on our website.

As previously announced, we expect to submit an IND for GH001 in TRD, delivered with our proprietary aerosol delivery device, in the third quarter of 2023. The IND-opening study is expected to be a Phase 1 clinical pharmacology trial in healthy volunteers (GH001-HV-106), designed to support bridging to the clinical data generated with the third-party device we currently use in our clinical trials.

The Phase 2a proof-of-concept clinical trials of GH001 in bipolar II disorder and a current depressive episode (GH001-BD-202) and in postpartum depression (GH001-PPD-203) are expected to be completed in the fourth quarter of 2023.

GH002

Our randomized, double-blind, placebo-controlled, dose-ranging clinical pharmacology trial of GH002, our mebufotenin (5-MeO-DMT) product candidate formulated for administration via a proprietary intravenous approach, in healthy volunteers (GH002-HV-105) is expected to be completed in the fourth quarter of 2023.

Intellectual Property

We have recently filed 19 new international patent applications, which claim priority to earlier filings, further expanding our patent portfolio, which relates to various aspects of mebufotenin (5-MeO-DMT) use in a therapeutic context, including but not limited to the use of mebufotenin (5-MeO-DMT) for treatment of various disorders when administered by inhalation, or by nasal, buccal, sublingual, intravenous, intramuscular or subcutaneous routes.

Results of Operations

Comparison of the Three Months Ended March 31, 2023 and 2022

The following table summarizes our results of operations for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31
	2023	2022	Change
	(in USD thousands)
Operating Expenses:
Research and development	(7,306)	(4,714)	(2,592)
General and administrative	(3,113)	(3,292)	179
Loss from operations	(10,419)	(8,006)	(2,413)
Net finance income[1]	1,119	—	1,119
Foreign exchange (loss)/gain	(1,637)	2,243	(3,880)
Loss for the period	(10,937)	(5,763)	(5,174)

1Net finance income for the three months ended March 31, 2023, comprises finance income, finance expense and expected credit losses.

Research and Development Expenses

The following table summarizes our research and development expenses for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31
	2023	2022	Change
	(in USD thousands)
External research and development expenses	(5,825)	(3,883)	(1,942)
Employee expenses[1]	(1,419)	(798)	(621)
Depreciation	(10)	(8)	(2)
Other expenses	(52)	(25)	(27)
Research and development	(7,306)	(4,714)	(2,592)
1 Includes share based compensation expense of $0.3 million and $0.2 million for the three months ended March 31, 2023 and 2022, respectively.

The following table summarizes our research and development expenses for our product candidates for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31
	2023	2022	Change
	(in USD thousands)
GH001	(4,663)	(2,637)	(2,026)
GH002	(535)	(332)	(203)
GH003	(8)	-	(8)
Related to multiple product candidates (GH001, GH002 and GH003) [1]	(2,100)	(1,745)	(355)
Research and development	(7,306)	(4,714)	(2,592)
1 Includes expenses that relate to any combination of GH001, GH002 and/or GH003.

Research and development expenses increased by $2.6 million to $7.3 million for the three months ended March 31, 2023, from $4.7 million for the three months ended March 31, 2022. The increase was primarily due to increased expenses relating to our technical development including device development, active pharmaceutical ingredient and drug product development and manufacturing as well as an increase in clinical trial expenses. These increases have been partly offset by a decrease in expenses relating to nonclinical activities. Employee expenses increased by $0.6 million primarily due to the hiring of personnel to support our research and development activities.

Research and development expenses for our product candidates will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each candidate.

Research and development expenses relating to GH001 increased by $2.0 million in the three months ended March 31, 2023, primarily due to increased technical development including device development, active pharmaceutical ingredient and drug product development and manufacturing, and clinical trial expenses, partly offset by a decrease in expenses relating to nonclinical activities.

Research and development expenses relating to GH002 increased by $0.2 million in the three months ended March 31, 2023, primarily due to clinical trial expenses, partly offset by a decrease in expenses relating to our technical development including active pharmaceutical ingredient and drug product development and manufacturing.

Research and development expenses which relate to multiple product candidates increased by $0.4 million in the three months ended March 31, 2023, primarily due to the hiring of personnel to support our research and development activities and increased expenses relating to our technical development including drug product development and manufacturing. These increases have been partly offset by a decrease in expenses relating to nonclinical activities.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31
	2023	2022	Change
	(in USD thousands)
External costs	(2,270)	(2,749)	479
Employee expenses[1]	(776)	(540)	(236)
Depreciation	(67)	(3)	(64)
General and administrative	(3,113)	(3,292)	179
1 Includes share based compensation expense of $0.2 million and $0.2 million for the three months ended March 31, 2023 and 2022, respectively.

General and administrative expenses decreased by $0.2 million to $3.1 million for the three months ended March 31, 2023, from $3.3 million for the three months ended March 31, 2022. The decrease was primarily due to a reduction in insurance costs offset by increases in professional costs, employee expenses in our general and administrative functions to support our growth initiatives and depreciation relating to the lease on a new office space entered into in January 2023.

Net Finance Income

Our net finance income increased to $1.1 million for the three months ended March 31, 2023, from $nil for the three months ended March 31, 2022. The increase is primarily due to interest income of $1.0 million relating to our marketable securities, as well as a gain of $0.5 million relating to our cash equivalents and other financial assets. These increases have been partially offset by finance expenses relating to our investments and the expected credit loss on our marketable securities.

Foreign Exchange (Loss)/Gain

Foreign exchange loss was $1.6 million for the three months ended March 31, 2023, a movement of $3.9 million from a gain of $2.2 million for the three months ended March 31, 2022. This movement was primarily as a result of the translation of the U.S. dollar cash and other financial assets balance in the accounts of our subsidiary into its functional currency, which is the euro. During the three months ended March 31, 2023, the U.S. dollar weakened compared to the euro which resulted in the foreign exchange loss.

Liquidity and Capital Resources

Sources of Liquidity

We have incurred losses since inception, and we have not generated any revenue from any product sales or any other sources. We have not yet commercialized any of our product candidates, which are in various phases of technical and clinical development, and we do not expect to generate revenue from sales of any products for several years, if at all. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. We have funded our operations to date primarily through equity financings, including our initial public offering. As of March 31, 2023, we had cash, cash equivalents, other financial assets and marketable securities of $246.1 million.

We plan to continue to fund our operating and capital funding needs through sales of additional equity or other forms of financing. We may also consider pursuing strategic partnerships for clinical development and commercialization of our product candidates. The sale of additional equity would result in additional dilution to our shareholders.

Cash Flows

The following table provides information regarding our cash flows for the three months ended March 31, 2023 and 2022:

	Three months Ended March 31
	2023	2022	Change
	(in USD thousands)
Net cash flows used in operating activities	(6,885)	(6,001)	(884)
Net cash flows used in investing activities	(54,022)	(10)	(54,012)
Net cash flows used in financing activities	(70)	—	(70)
Net decrease in cash	(60,977)	(6,011)	(54,966)

Net Cash Flows Used in Operating Activities

Net cash flows used in operating activities increased by $0.9 million to $6.9 million for the three months ended March 31, 2023 from $6.0 million for the three months ended March 31, 2022. The increase was primarily due to a $2.4 million increase in loss from operations which has been partially offset by an increase in share-based compensation expense, an increase related to changes in the components of working capital and an increase in net interest received.

Net Cash Flows Used in Investing Activities

Net cash flows used in investing activities increased to $54.0 million for the three months ended March 31, 2023 from $10 thousand for the three months ended March 31, 2022. The increase was due to the investment in a money market fund of $54.0 million in the period.

Net Cash Flows Used in Financing Activities

Net cash flows used in financing activities increased to $0.1 million for the three months ended March 31, 2023, from $nil for the three months ended March 31, 2022. The increase was due to the payment of the lease liability for the lease on a new office space entered into in January 2023.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing research and development activities, particularly as we advance the technical development work, nonclinical studies and clinical trials of our product candidates and the medical devices required to deliver such product candidates, such as our proprietary aerosol delivery device for GH001. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings, convertible debt financings, strategic collaborations and licensing arrangements. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. Our future capital requirements will depend on many factors, which are outlined in our annual report on Form 20-F for the year ended December 31, 2022 and this discussion and analysis. We believe that we have sufficient financial resources available to cover our planned cash outflows for at least the next twelve months.

Critical Accounting Estimates

There have been no material changes to the significant accounting policies and significant judgments and estimates from those referred to in the section in our annual report on Form 20-F for the year ended December 31, 2022 titled “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates.”

Emerging Growth Company Status

On April 5, 2012, the Jumpstart our Business Act of 2012 (“JOBS Act”) was enacted. As an emerging growth company, or EGC, under the JOBS Act, we can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. This provision allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. This transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.

As an EGC, we rely on other exemptions and reduced reporting requirements under the JOBS Act including exemptions from (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis.

We will remain classified as an EGC until the earlier of (1) the last day of the fiscal year (i) in which we have total annual gross revenue of $1.24 billion; (ii) following the fifth anniversary of the completion of our initial public offering; or (iii) in which we are deemed to be a “large accelerated filer,” which requires the market value of our ordinary shares that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three-year period.

Recently Issued Accounting Pronouncements

As disclosed in note 2 to our unaudited condensed consolidated interim financial statements, there are no standards issued but not yet adopted which are expected to have a material impact on our unaudited condensed consolidated interim financial statements.

Cautionary Statement Regarding Forward-Looking Statements

This discussion contains statements that are, or may deemed to be, forward-looking. All statements other than statements of historical fact included in this discussion, including statements regarding our future results of operations and financial position, business strategy, product candidates, medical devices required to deliver these product candidates, research pipeline, ongoing and currently planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, cash runway, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this discussion can be identified by the use of forward-looking words such as “may,” “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will,” “potential” and “ongoing,” among others.

Forward-looking statements appear in a number of places in this discussion and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section in our annual report on Form 20-F for the year ended December 31, 2022 titled “Item 3. Key Information—D. Risk Factors.” These risks and uncertainties include, among others, factors relating to:

•	the commencement, timing, progress and results of our research and development programs, preclinical studies and clinical trials;
•
the timing, progress and results of developing and conducting clinical trials for our GH001, GH002 and GH003 product candidates and the medical devices required to deliver these product candidates for our initial and any additional indications;

•	our efforts to expand into other jurisdictions such as the United States and in the European Union;
•
our expectations related to the technical development and expansion of our external manufacturing capabilities for our GH001, GH002 and GH003 product candidates as well as the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001;

•	our reliance on the success of our GH001, GH002 and GH003 product candidates;
•
the timing, scope or likelihood of regulatory filings and approvals by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or other comparable foreign regulatory authorities, for our GH001, GH002 and GH003 product candidates and our initial and any additional indications;

•	our expectations regarding the size of the eligible patient populations for our GH001, GH002 and GH003 product candidates, if approved for commercial use;
•	our ability to identify third-party clinical trial sites to conduct trials and our ability to identify and train appropriately qualified therapists to administer our investigational therapy;
•
the effect of the COVID-19 pandemic on aspects of our business or operations, including delays in the regulatory approval process, contracting with clinical trial sites and engaging in clinical trials;

•	our ability to implement our business model and our strategic plans for our business and GH001, GH002 and GH003 product candidates;
•
our ability to identify, develop or acquire and obtain approval by the FDA, EMA or other comparable foreign regulatory authorities of medical devices required to deliver our GH001, GH002 and GH003 product candidates, such as our proprietary aerosol delivery device for GH001;

•	our commercialization and marketing capabilities and strategy;
•
the effects of undesirable clinical trial outcomes and potential adverse public perception regarding the use of mebufotenin (5-MeO-DMT) and psychedelics generally on the regulatory approval process and future development of our product;

•	the pricing, coverage and reimbursement of our GH001, GH002 and GH003 product candidates, if approved;
•	the scalability and commercial viability of our manufacturing methods and processes;
•	the rate and degree of market acceptance and clinical utility of our GH001, GH002 and GH003 product candidates;
•	our reliance on third-party suppliers for our nonclinical study and clinical trial drug substance and product candidate supplies, as well as key raw materials used in our manufacturing processes;
•	our ability to establish or maintain collaborations or strategic relationships or obtain additional funding;
•	our expectations regarding potential benefits of our GH001, GH002 and GH003 product candidates and our approach generally;
•	our expectations around regulatory development paths and with respect to Controlled Substances Act, or CSA, classification;
•
the scope of protection we and any current or future licensors or collaboration partners are able to establish and maintain for intellectual property rights covering our GH001, GH002 and GH003 product candidates;

•	our ability to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties;
•	our ability to protect our intellectual property rights, including enforcing and defending intellectual property-related claims;
•	regulatory developments in the United States, under the laws and regulations of the European Union and other jurisdictions;
•
changes in economic, capital market and political conditions, including fluctuations in commodity prices, continuing inflation, interest rates and foreign currency exchange rates, disruptions in global supply chains and labor markets, volatility and stress within the banking sector and the measures governments and financial services companies have taken in response, and geopolitical risks and global hostilities, including any direct or indirect economic impacts resulting from Russia’s invasion of Ukraine or related sanctions;

•	developments and projections relating to our competitors and our industry;
•	our ability to remediate our material weaknesses in our internal control over financial reporting;
•	the amount of time that our existing cash will be sufficient to fund our operations and capital expenditures;
•	our estimates regarding expenses, capital requirements and needs for additional financing;
•	our ability to effectively manage our anticipated growth;
•	our ability to attract and retain qualified employees and key personnel;
•	whether we are classified as a passive foreign investment company for current and future periods;
•	our expectations regarding the time during which we will be an EGC under the JOBS Act and as a foreign private issuer; and
•	the future trading price of the ordinary shares and impact of securities analysts’ reports on these prices.

These forward-looking statements speak only as of the date of this discussion and are subject to a number of risks, uncertainties and assumptions described under the section in our annual report on Form 20-F for the year ended December 31, 2022 titled “Item 3. Key Information—D. Risk Factors” and elsewhere in this discussion. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this discussion, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.